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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-23686				May 31, 2025
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

International Portfolio I (one of the series in Multi-Select Securities Fund for Puerto Rico Residents)
4. Address of principal executive office (number, street, city, state, zip code):

American International Plaza Building - Tenth Floor, 250 Munoz Rivera Avenue, San Juan, Puerto Rico 00918

OMB APPROVAL
OMB Number:	3235-0360
Expires:	December 31, 2026
Estimated average burden
hours per response	2.0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-23686				May 31, 2025
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Large Cap Core Portfolio I (one of the series in Multi-Select Securities Fund for Puerto Rico Residents)
4. Address of principal executive office (number, street, city, state, zip code):

American International Plaza Building - Tenth Floor, 250 Munoz Rivera Avenue, San Juan, Puerto Rico 00918

OMB APPROVAL
OMB Number:	3235-0360
Expires:	December 31, 2026
Estimated average burden
hours per response	2.0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-23686				May 31, 2025
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Large Cap Growth Portfolio I (one of the series in Multi-Select Securities Fund for Puerto Rico Residents)
4. Address of principal executive office (number, street, city, state, zip code):

American International Plaza Building - Tenth Floor, 250 Munoz Rivera Avenue, San Juan, Puerto Rico 00918

OMB APPROVAL
OMB Number:	3235-0360
Expires:	December 31, 2026
Estimated average burden
hours per response	2.0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-23686				May 31, 2025
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Large Cap Value Portfolio I (one of the series in Multi-Select Securities Fund for Puerto Rico Residents)
4. Address of principal executive office (number, street, city, state, zip code):

American International Plaza Building - Tenth Floor, 250 Munoz Rivera Avenue, San Juan, Puerto Rico 00918

OMB APPROVAL
OMB Number:	3235-0360
Expires:	December 31, 2026
Estimated average burden
hours per response	2.0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-23686				May 31, 2025
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Mid Cap Core Portfolio I (one of the series in Multi-Select Securities Fund for Puerto Rico Residents)
4. Address of principal executive office (number, street, city, state, zip code):

American International Plaza Building - Tenth Floor, 250 Munoz Rivera Avenue, San Juan, Puerto Rico 00918

OMB APPROVAL
OMB Number:	3235-0360
Expires:	December 31, 2026
Estimated average burden
hours per response	2.0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-23686				May 31, 2025
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Small Cap Core Portfolio I (one of the series in Multi-Select Securities Fund for Puerto Rico Residents)
4. Address of principal executive office (number, street, city, state, zip code):

American International Plaza Building - Tenth Floor, 250 Munoz Rivera Avenue, San Juan, Puerto Rico 00918

Ernst & Young LLP Parque Las Americas 1 Suite 410 235 Federico Costas San Juan, PR 00918-1341	Tel: +1 787 759 8212 Fax: +1 787 753 0808 ey.com

Independent Accountant’s Report

The Board of Directors of Multi-Select Securities Fund for Puerto Rico Residents.

We have examined management’s assertion, included in the accompanying Report of Management on Compliance with Certain Provisions of the Investment Company Act of 1940, Multi-Select Securities Fund for Puerto Rico Residents (constituting International Portfolio I, Large Cap Core Portfolio I, Large Cap Growth Portfolio I, Large Cap Value Portfolio I, Mid Cap Core Portfolio I and Small Cap Core Portfolio I) (the Fund) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of May 31, 2025. Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants (“AICPA”). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of Multi-Select Securities Fund for Puerto Rico Residents and to meet our other ethical responsibilities, as applicable for examination engagements set forth in the Preface: Applicable to All Members and Part 1- Members in Public Practice of the Code of Professional Conduct established by the AICPA.

Included among our procedures were the following tests performed as of May 31, 2025, the examination date we selected without prior notice to management and with respect to agreement of security purchases and sales, for the period from May 1, 2025 (the immediate date after our last examination), through May 31, 2025:

●	Confirmation of all securities held by JPMorgan Chase & Co (“Custodian”), brokers and others;

●	Reconciliation of all such securities to the books and records of the Fund and the Custodian;

●

Confirmation of all repurchase agreements with broker/banks and agreement of underlying collateral with the Custodian’s records; when replies were not received from brokers and others, we performed alternative procedures; and

●	Agreement of one security purchase and one security sale, if occurred, since our last report from the books and records of the Fund to corresponding bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that Multi-Select Securities Fund for Puerto Rico Residents complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of May 31, 2025, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Multi-Select Securities Fund for Puerto Rico Residents and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

San Juan, Puerto Rico

December 16, 2025

Report of Management on Compliance with Certain Provisions of the Investment Company Act of 1940

December 16, 2025

We, as members of the management of Multi-Select Securities Fund for Puerto Rico Residents (constituting International Portfolio I, Large Cap Core Portfolio I, Large Cap Growth Portfolio I, Large Cap Value Portfolio I, Mid Cap Core Portfolio I and Small Cap Core Portfolio I) (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (“the Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2025, and from May 1, 2025 (immediate date after the last examination date) through May 31, 2025.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of May 31, 2025, and from May 1, 2025, through May 31, 2025, with respect to securities reflected in the investment account of the Fund.

Sincerely,

Multi-Select Securities Fund for Puerto Rico Residents

/s/ Claudio Ballester

/s/ Heydi Cuadrado

Claudio Ballester

Executive Director of Fund Administrator

Heydi Cuadrado

Director of the Investment Advisor